United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 1, 2020

Commission File Number 001-37791

COCA-COLA EUROPEAN PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☒
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☒

List identifying information required to be furnished
by Coca-Cola European Partners plc
pursuant to Rule 13a-16 or 15d-16 of The Securities Exchange Act

November 1-30, 2020

Information	Required by
Public announcements	FCA's Disclosure Guidance and Transparency Rules

Announcement	Date of Matter
PDMR transactions in company shares	November 11, 2020
PDMR transactions in company shares	November 23, 2020
PDMR transactions in company shares	December 1, 2020
Total voting rights and share capital at November 30, 2020	December 1, 2020

November 11, 2020

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	François Gay-Bellile
2	Reason for notification
a)	Position / status	General Manager, France
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary Shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 5,000 Ordinary Shares
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $40.97	5,000

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 5,000 Ordinary Shares Aggregated Price: USD $40.97 per share
e)	Date of the transaction	2020-11-09
f)	Place of the transaction	New York Stock Exchange (XNYS)

November 23 , 2020
COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Notification of transactions of persons discharging managerial responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / PCA
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 9.26784 Ordinary Shares pursuant to the UK Share Plan
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $42.506964	4.63392
		USD $0.00	4.63392

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 9.26784 Ordinary Shares Aggregated Price: USD $21.253482 per share
e)	Date of the transaction	2020-11-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Clare Wardle
2	Reason for notification
a)	Position / status	General Counsel and Company Secretary
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 9.26784 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $42.506964	4.63392
		USD $0.00	4.63392

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 9.26784 Ordinary Shares Aggregated Price: USD $21.253482 per share
e)	Date of the transaction	2020-11-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Peter Brickley
2	Reason for notification
a)	Position / status	Chief Information Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 9.26784 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $42.506964	4.63392
		USD $0.00	4.63392

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 9.26784 Ordinary Shares Aggregated Price: USD $21.253482 per share
e)	Date of the transaction	2020-11-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 9.26784 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $42.506964	4.63392
		USD $0.00	4.63392

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 9.26784 Ordinary Shares Aggregated Price: USD $21.253482 per share
e)	Date of the transaction	2020-11-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / PCA
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	Acquisition of 9.26784 Ordinary Shares pursuant to the UK Share Pla
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $42.506964	4.63392
		USD $0.00	4.63392

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 9.26784 Ordinary Shares Aggregated Price: USD $21.253482 per share
e)	Date of the transaction	2020-11-19
f)	Place of the transaction	New York Stock Exchange (XNYS)

December 1, 2020

COCA-COLA EUROPEAN PARTNERS PLC
(the “Company”)

Notification of transactions of Persons Discharging Managerial Responsibilities (“PDMR”) or persons closely associated with them (“PCA”)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Damian Gammell
2	Reason for notification
a)	Position / status	Chief Executive Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	A non-discretionary transaction involving the acquisition of 1,185.268927 Ordinary Shares, following the automatic reinvestment of the interim dividend paid by the Company on 3 December 2019 on vested Ordinary Shares held on behalf of Damian Gammell by the Company’s share plan administrator.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.87539	1,185.268927

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 1,185.268927 Ordinary Shares Aggregated Price: USD $59,115.75
e)	Date of the transaction	2019-12-17
f)	Date Company notified of transaction	2020-11-30
g)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Manik Jhangiani
2	Reason for notification
a)	Position / status	Chief Financial Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	A non-discretionary transaction involving the acquisition of 723.847573 Ordinary Shares, following the automatic reinvestment of the interim dividend paid by the Company on 3 December 2019 on vested Ordinary Shares held on behalf of Manik Jhangiani by the Company’s share plan administrator.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.87539	723.847573

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 723.847573 Ordinary Shares Aggregated Price: USD $36,102.18
e)	Date of the transaction	2019-12-17
f)	Date Company notified of transaction	2020-11-30
g)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Lauren Sayeski
2	Reason for notification
a)	Position / status	Chief Public Affairs, Communications and Sustainability Officer
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	A non-discretionary transaction involving the acquisition of 177.219667 Ordinary Shares, following the automatic reinvestment of the interim dividend paid by the Company on 3 December 2019 on vested Ordinary Shares held on behalf of Lauren Sayeski by the Company’s share plan administrator.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.87539	177.219667

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 177.219667 Ordinary Shares Aggregated Price: USD $8,838.90
e)	Date of the transaction	2019-12-17
f)	Date Company notified of transaction	2020-11-30
g)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Nicholas Wall
2	Reason for notification
a)	Position / status	Chief People and Culture Officer [at date of transaction]
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	A non-discretionary transaction involving the acquisition of 193.668862 Ordinary Shares, following the automatic reinvestment of the interim dividend paid by the Company on 3 December 2019 on vested Ordinary Shares held on behalf of Nicholas Wall by the Company’s share plan administrator.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.87539	193.668862

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 193.668862 Ordinary Shares Aggregated Price: USD $9,659.31
e)	Date of the transaction	2019-12-17
f)	Date Company notified of transaction	2020-11-30
g)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Stephen Moorhouse
2	Reason for notification
a)	Position / status	General Manager, Great Britain
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	A non-discretionary transaction involving the acquisition of 254.941766 Ordinary Shares, following the automatic reinvestment of the interim dividend paid by the Company on 3 December 2019 on vested Ordinary Shares held on behalf of Stephen Moorhouse by the Company’s share plan administrator.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.87539	254.941766

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 254.941766 Ordinary Shares Aggregated Price: USD $12,715.32
e)	Date of the transaction	2019-12-17
f)	Date Company notified of transaction	2020-11-30
g)	Place of the transaction	New York Stock Exchange (XNYS)

1	Details of PDMR / person closely associated with them (“PCA”)
a)	Name	Leendert den Hollander
2	Reason for notification
a)	Position / status	General Manager, Northern Europe
b)	Initial notification / amendment	Initial Notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Coca-Cola European Partners plc
b)	LEI	549300LTH67W4GWMRF57
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument, Identification code	Ordinary shares of €0.01 each in the Company (“Ordinary Shares”) GB00BDCPN049
b)	Nature of the transaction	A non-discretionary transaction involving the acquisition of 287.618804 Ordinary Shares, following the automatic reinvestment of the interim dividend paid by the Company on 3 December 2019 on vested Ordinary Shares held on behalf of Leendert den Hollander by the Company’s share plan administrator.
c)	Price(s) and volume(s)
		Price(s)	Volume(s)
		USD $49.87539	287.618804

d)	Aggregated information –Aggregated volume –Price	Aggregated Volume: 287.618804 Ordinary Shares Aggregated Price: USD $14,345.10
e)	Date of the transaction	2019-12-17
f)	Date Company notified of transaction	2020-11-30
g)	Place of the transaction	New York Stock Exchange (XNYS)

December 1, 2020

Total Voting Rights and Capital

This notification is made in conformity with DTR 5.6 of the FCA’s Disclosure Guidance and Transparency Rules.

As at 30 November 2020, Coca-Cola European Partners plc had 454,587,569 ordinary shares of €0.01 each in issue, each with one vote attached. No shares were held in treasury.

The total number of voting rights is 454,587,569 and this figure may be used by shareholders and others with notification obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Coca-Cola European Partners plc under the FCA’s Disclosure Guidance and Transparency Rules.

Coca-Cola European Partners plc
Paul van Reesch
Deputy Company Secretary
+44 1895 231 313

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COCA-COLA EUROPEAN PARTNERS PLC
(Registrant)
Date: December 1, 2020	By:	/s/ Clare Wardle
	Name:	Clare Wardle
	Title:	General Counsel & Company Secretary